                               PEPPER HAMILTON LLP
                           600 Fourteenth Street, N.W.
                           Washington, D.C. 20005-2004

                                September 6, 2005

VIA EDGAR TRANSMISSION

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re:        VASCO Data Security International, Inc.
                            Form S-3 filed April 29, 2005
                            Registration No. 333-124458

                            Form 10-K filed March 31, 2005
                            File No. 0-24389

Dear Mr. Shuman:

                  On behalf of VASCO Data Security International, Inc. (the
"Company"), we are hereby responding to comments by the staff (the "Staff") of the Division of Corporation Finance contained in your letter dated August 5,
2005 (the "Comment Letter"), in connection with the above-captioned registration statement (the "Registration Statement") and Annual Report on Form 10-K (the
"Form 10-K"). For the convenience of reference, each of the Staff's comments are reproduced below in italics under the Staff's topics headings followed in each case by the related Company response.

FORM S-3
GENERAL

         1.       With respect to our previous comment no. 1, we understand you submitted a waiver request to the Office of Chief Counsel, which was not granted. Please respond accordingly.

         RESPONSE:

                  The Company will file a pre-effective amendment to Form S-3 on
                  Form S-1.

Mark P. Shuman
September 6, 2005

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, REVENUE RECOGNITION, PAGES F-8

         2.       We note your responses to our previous comment no. 8-12 and your expanded discussions with regards to the Company's
                  revenue recognition policy. Revise your disclosures to include the additional information provided in your responses. At a minimum your disclosures should include (a) a discussion of the applicable accounting guidance applied, (b) revenue
                  recognition policies for resellers/distributors (or indicate that your policy does not differ for these arrangements), (c)
                  multi-element arrangements, (d) contingencies such as rights of returns (or specifically indicate that no such rights
                  exist) and (e) clarification as to what constitutes a volume purchase discount.

         RESPONSE:

                  The Company has revised its disclosures related to revenue recognition and included such revised disclosures in its most recent filing on Form 10-Q. The Company will include such
                  disclosures in its future filings on Form 10-K and other
                  filings as appropriate, including the planned filing on Form
                  S-1. Disclosures included in our recent Form 10-Q were as
                  follows:

                           The Company recognizes revenue in accordance with
                       AICPA Statement of Position ("SOP") 97-2 and SEC Staff
                       Accounting Bulletin ("SAB") 104. Revenue is recognized
                       when there is persuasive evidence that an arrangement
                       exists, delivery has occurred, the fee is fixed or
                       determinable and collection of the revenue is probable.

                           Hardware Revenue and License Fees: Revenues from the
                       sale of computer security hardware or the license of
                       software are recorded upon shipment or, if an acceptance
                       period is allowed, at the later of shipment or customer
                       acceptance. No significant obligations or contingencies
                       exist with regard to delivery, customer acceptance or
                       rights of return at the time revenue is recognized.

                           Support Agreements: Support agreements generally call
                       for the Company to provide technical support and software
                       updates to customers. Revenue on technical support and
                       software update rights is deferred and recognized ratably
                       over the term of the support agreement.

Mark P. Shuman
September 6, 2005

                           Consulting and Education Services: The Company
                       provides consulting and education services to its
                       customers. Revenue from such services is recognized
                       during the period in which the services are performed.

                           Multiple-Element Arrangements: The Company allocates
                       revenues to the various elements of the arrangements
                       based on the estimated fair value of each deliverable as
                       required by SOP 97-2 and Emerging Issues Task Force
                       ("EITF") 00-21. The fair value for each element is based
                       on the price charged when that element is sold
                       separately, price lists, renewal rates and other methods.
                       When discounts are given in a multiple-element
                       arrangement, a proportionate amount of the discount is
                       applied to each element based on each element's fair
                       value without regard to the discount. The estimated fair
                       value of undelivered elements is deferred and recorded as
                       revenue when services are performed or products are
                       delivered.

                           Sales to distributors and resellers are recognized on
                       the same basis as sales made directly to customers.
                       Revenue is recognized when there is persuasive evidence
                       that an arrangement exists, delivery has occurred, the
                       fee is fixed or determinable and collection of the
                       revenue is probable.

                           For large-volume transactions, the Company may
                       negotiate a specific price that is based on the number of
                       users of the software license or quantities of hardware
                       supplied. The per unit prices for large-volume
                       transactions are generally lower than transactions for
                       smaller quantities and the price differences are commonly
                       referred to as volume-purchase discounts.

NOTE 12 - DISCONTINUED OPERATIONS, PAGE F-20

         3.       We note your response to our previous comment no. 13 where you indicate that the Company will remove reference to the
                  independent valuation firm used in the Vacman transaction in future filings. Considering you are incorporating the December
                  31, 2004 Form 10-K into a registration statement, please amend your Form 10-K to remove this reference pursuant to Section
                  436(b) of Regulation C.

         RESPONSE:

                  With the change to Form S-1 from Form S-3, the Company will delete the reference to the independent valuation firm in the
                  S-1 disclosure.

Mark P. Shuman
September 6, 2005

NOTE 12 - DISCONTINUED OPERATIONS, PAGE F-20

         4.       We note your response to our previous comment no. 15 where you indicate the Company did not consider the trading price of common stock to be a reasonable indication of the fair value of the preferred stock received. With regards to the
                  information provided in your response, please address
                  following:

                  o    Provide a copy of the valuation report provided by the
                       independent valuation firm.

                  o    Tell us your basis for using 20% discount rate for the
                       dividend payment.

                  o    Explain the specific assumptions used in determining the
                       fair value of preferred shares to be $600,000. In this
                       regard, provide a detail analysis supporting the fair
                       value.

                  o    Tell us how you reconciled the difference between the
                       Company's $0.33 per share valuation of SSI's preferred
                       stock to (a) the $2.00 per share trading price of the
                       underlying shares in SSI's common stock and (b) the $0.75
                       per share price of the common stock sold by SSI in a
                       private placement in July 2003 as a condition to the
                       consummation of their merger with SSGI.

                  o    Tell us who provided the assumptions used in your
                       analysis. If SSI provided the assumptions, were similar
                       assumptions provided by SSI to be used in any other
                       transactions (i.e., the SSGI merger or the Dolfin.com
                       acquisition)?

                  o    Also, tell us how you reconciled the difference between
                       the $600,000 fair value of the preferred stock as
                       determined by the Company to the $2,000,000 fair value of
                       the Series A Preferred stock as recorded by SSI.

         RESPONSE:

                  Since all of the consideration received in the sale of the
                  VACMAN Enterprise business unit was in the form of notes or stock, the Company determined that it should account for the transaction using APB 29, Accounting For Nonmonetary
                  Transactions. Following the guidelines of APB 29, it was
                  determined that the best way to determine value was through an expert valuation of the assets received. The Company engaged an independent valuation firm to perform the valuation. The
                  Company relied on the firm's expertise in valuation and their final report to determine the amounts that were reflected in the financial statements.

                  o    A copy of the report is being provided under separate
                       cover as supplemental material under Rule 418. In
                       accordance with Rule 418(b). the Company respectfully
                       requests that the report be returned to it as soon as
                       practicable.

Mark P. Shuman
September 6, 2005

                  o    The basis for using the 20% discount rate is most
                       directly documented in the report on Exhibit I, page 2 of
                       3. Additional discussion can be found in the body of the
                       report on page 16.

                  o    The specific assumptions used and the detailed analysis
                       supporting the $600,000 value can be found on pages 13
                       through 16 of the report and in Exhibits I and II to the
                       report.

                  o    The $2.00 trading price was not considered to be a
                       reasonable indicator of value for the reasons documented
                       in the report on page 15 (i.e., lack of trading volume
                       and speculative nature of the trading). With regard to
                       the $0.75 price for stock sold in a private placement,
                       the Company did not have either access to any of the data
                       used by or discussions with the party that paid $0.75 per
                       share. As a result, Company believed that it was more
                       appropriate to have the valuation firm prepare a specific
                       analysis of the value.

                  o    The assumptions used in the analysis are documented
                       throughout the report. The valuation firm did review the
                       SSI business plan as part of its valuation analysis, but
                       it was not used as the basis for the final value. We have
                       no knowledge as to whether SSI provided different
                       assumptions to other parties.

                  o    The Company did not and does not have any knowledge of
                       the assumptions used by SSI in determining the value of
                       the preferred stock as recorded on their books and
                       records. The value recorded by the Company was based
                       solely on the detailed analysis performed by the
                       valuation firm.

FORM 8-K/A FILED MAY 23, 2005

         5.       We note that the Company filed an amended Form 8-K to include the signed audit opinion for AOS-Hagenuk B.V. We further note that such audit was performed in accordance with auditing
                  standards generally accepted in the Netherlands. Tell us how you considered the requirements of Instruction 8.A.2 to Item 8 of Form 20-F to included audited financial statements as
                  required by Article 3-05 of Regulation S-X that were audited in accordance with US generally accepted accounting standards.
                  Also, tell us how the auditor complied with the U.S.
                  independence standards.

         RESPONSE:

                  The primary purpose of the acquisition was to expand the
                  Company's development capability with the secondary purpose to expand the Company's

Mark P. Shuman
September 6, 2005

                  product line and potential future revenue. As noted in the proforma financial statements filed with the SEC, net revenues from AOS for full-year 2004 were relatively small,
                  representing approximately 15% of combined revenue. Given the primary purpose of the acquisition, AOS's relatively small contribution to the current combined revenue and that, based on our review of GAAS in the two countries, our belief that the differences between the generally accepted auditing
                  standards used in the Netherlands as compared to the United
                  States would not have a significant impact on the final
                  audited results, we would respectively request that the SEC not require Company to have the audit redone. However, if so required by the SEC, we will work with the independent
                  accounting firms to provide an opinion in accordance with
                  Article 3-05 of Regulation S-X as soon as practicable.

         6.       Also, revise the report of AOS-Hagenuk's independent auditors to include the name of the accounting firm performing the
                  audit pursuant to Article 2-02 of Regulation S-X.

         RESPONSE:

                  We will work with the independent accounting firm to include the name of AOS-Hagenuk's independent auditors as soon as
                  practicable.

                                      * * *

                  We would be pleased to discuss the foregoing responses with the Staff if that would be helpful in its review. Please feel free to contact the undersigned at 202-220-1454 in this regard.

                                                    Very truly yours,

                                                    Robert B. Murphy

Cc:      Mr. Clifford Bown
         VASCO Data Security International, Inc.